SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 8-K/A

Current Report

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 14, 2002

Exact Name of Registration as Specified in Charter:

REALITY INTERACTIVE, INC.

State of Other Jurisdiction of Incorporation: Nevada
Commission File Number: 0-27862
IRS Employer Identification Number: 80-0028196

Address and Telephone Number of Principle Executive Offices:
4766 Holladay Blvd.
Holladay, UT 84117
801.273.9300

Item 4. Changes in Registrant s Certifying Accountant.

OnOn August 14, 2002, the registrant s Board of DirectorsOn August 14, 2002, the registrant s Board of Di KrauseKrause & Krause & CKrause & Company, LLP s which had served as the registrant s independent acc auditor,auditor, within the meaning of Item 304auditor, within the meaning of Item 304 (a) (1) (i) ofauditor, within Commission and engaged Bierwolf, Nilson & Associates.

Virchow, Krause & Company, LLP sVirchow, Krause & Company, LLP s report on the registrant s finan fiscalfiscal years endedfiscal years ended December 31, 2000 andfiscal years ended December 31, 2000 and Decen contained no adverse opinions or disclaimer of opinions, and were not qualified ascontained no adverse opinions oror accounting principles. However, the reports issued for 2000 and 2001 by the prioror accounting principles. H modifiedmodified in respect of the uncertainty surrounding the registrant s ability to continue as a going concern.

In connection with its auditsIn connection with its audits for the fiscal years ended December 31,In conne havehave been no disagreements with Virchow, Krausehave been no disagreements with Virchow, Krause & Co principlesprinciples or practices, financial statement disclosure, or auditing scope or procedure, which disagreementsdisagreements if not resolved to the satisfaction of Virchow, Krausedisagreements if not resolved to caused them to make reference thereto in their report on the financial statements for such years.

TheThe registrant requested that Virchow, Krause &The registrant requested that Virchow, Krause & addressedaddressed to the Securities and Exchange addressed to the Securities and Exchange Caddressed to the Secur statements.statements. A copy of the letstatements. A copy of the letter dstatements. A copy of the lette Virchow,Virchow, Krause & Company, LLP with respecVirchow, Krause & Company, LLP with respect Securities and Exchange Commission, is filed as Exhibit 16 to this Form 8-K.

OnOn August 14, 2002, the registrant engaged Bierwolf, NOn August 14, 2002, the registrant enga independentindependent accountants following its termination of Virchow, Krause independent accountants f rregistrareregistrant sregistrant s Board of Directors approved the engagement of Bierwolf, Nilson & Associates a independent auditors with respect to the registrant s fiscal year ending December 31, 2001.

DuringDuring the During the twDuring the two most recent fiscal years the registrant had not consulted with I && Associates regarding either; (i)& Associates regarding either; (i) the application of accounting principles to a sp eithereither completed or proposed, or the type of audit opinion that mighteither completed or proposed, or the type financialfinancial statements, and neither a written report was provided tofinancial statements, and neither a writte provided that Bierwolf,provided that Bierwolf, Nilson & Associates concluded was an important factor considere registrant in reaching a decision toregistrant in reaching a decision to the accounting, auditing or financial reporti mattermatter that was either the subject of a disagreement, as thatmatter that was either the subject of a disagreem ofof Regulation S-K and the related instructions to Itemof Regulation S-K and the related instructions to Item 304 as that term is defined in Item 304 (a) (1) (iv) of Regulation S-K.

Item 7. Exhibits

Exhibit No.	Description	Page
16	Letter on Change in Accountants	3

SIGNATURES

PursuantPursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Reality Interactive, Inc.

/s/ Dean Becker
President
Date: October 30, 2002

Exhibit 16

October 30, 2002

Securities & Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Reality Interactive, Inc.
File # 0-27862

Commissioners:

WeWe wereWe were previously the independentWe were previously the independent accountants for RealityIntera
wewe reported onwe reported on the financial statements of Reality Interactive, Inc. as ofwe reported on the financ
DecemberDecember 31, 2001 and 2000. On August 14, 2002 we were dismissedDecember 31, 2001 and 2000. O
ofof Reality Interactive, Inc. We have read the statements made by Realof Reality Interactive, Inc. We have r
wewe understand will be filed with the Commission, pursuant to Item 4 of Form 8-K, as part of Reality
Interactive,Interactive, Inc. s Form 8-K report dated August 14,Interactive, Inc. s Form 8-K report dated August 14,
our firm in such Form 8-K.

Very truly yours,

/s/ Virchow, Krause & Company, LLP